July 5 2021	TSX.V - GIGA

Giga announces start of work program at Turnagain

(Vancouver) - Mark Jarvis, CEO of Giga Metals Corp. (TSX.V - GIGA) announced today that the 2021 work program has commenced at the Turnagain nickel/cobalt Project, located in north central British Columbia. Archaeological and wildlife surveys are underway and resource drilling has commenced.

Highlights:

- 6,900 metres of resource drilling to upgrade resource classifications

- 2,300 metres of geotechnical drilling with hydrogeological installs for pit wall design

- 800 metres of geotechnical drilling with hydrogeological installs for tailings storage facility design

- 9,000 metres of seismic refraction survey for tailings storage facility design

- 25 excavator test pits for stockpile and waste storage design

"This work program is designed to collect all necessary exploration, geotechnical and other data to advance project engineering to the Pre-Feasibility level," said Mr. Jarvis.  "Our goal is to produce a Pre-Feasibility study in Q3 of 2022."

Photo: Kiera Broda, Project Geologist for Giga Metals examining core samples at the Turnagain Camp.

About Giga Metals

Giga Metals Corporation is focused on metals critical to modern batteries, especially those used in Electric Vehicles and Energy Storage. The Company's core asset is the Turnagain Project, located in northern British Columbia, one of the significant undeveloped sulphide nickel and cobalt resources in the world. Giga is also exploring for sediment hosted copper deposits in Brazil.

Technical information in this news release has been reviewed and approved by Greg Ross, PGeo, a Qualified Person as defined by NI 43-101.

On behalf of the Board of Directors,

"Mark Jarvis"

MARK JARVIS, CEO
Tel: 604 681 2300
GIGA METALS CORPORATION

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 - 700 West Pender St., Vancouver, BC, Canada V6C 1G8

T: 604-681-2300 E: info@gigametals.com W: www.gigametals.com